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July 11, 2014

VIA EDGAR

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Sigma-Aldrich Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 6, 2014
Definitive Proxy Statement on Schedule 14A
Filed March 21, 2014
File No. 0-8135

Dear Mr. Cash:

Reference is made to your letter dated June 16, 2014 regarding comments by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “’Commission”) with respect to the above-captioned filings of Sigma-Aldrich Corporation (the “Company,” “we,” “us” or “our”). This letter responds to each comment of that letter. For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in that letter. The Staff comments appear in bold and italics and the responses of the Company follow immediately thereafter.

Definitive Proxy Statement on Schedule 14A filed March 21, 2014

1.
We note your supplemental response to comment one of our letter dated April 28, 2014. Please note that you must disclose targets if they were material to the company’s decisions regarding the compensation paid to any named executive officer, as indicated in the interpretation you cite. Whether disclosure is required does not turn on the amount of the compensation that is attributable to achieving a target. Further, although we understand that the company adjusted EPS target may reflect strategic plans and initiatives, and that it is calculated differently from adjusted EPS you disclose in your quarterly earnings releases, it is not at all clear from your response how confidential information about specific strategic transactions would be evident from the disclosure of the quantitative measure of the company adjusted EPS that you use for compensation target. Please provide more detailed information about your basis for your position that disclosure would cause competitive harm. Note that in doing so, you must use the same standard that would apply if you were requesting confidential treatment under Securities Act Rule 406 or Exchange Act Rule 24b-2. Finally, if you are to omit targets as confidential, you must discuss in the filing how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target.  This information is not clear from your response.  We understand that you expect superior performance, but also that you expect officers to achieve the targets set.  It is not clear whether you mean that reaching the targets will be difficult for executives, or if you also mean that you think it is likely that the targets will be met.  Please enhance your response as requested in this comment, or confirm that in future filings, you will disclose the company target for adjusted EPS and discuss the extent to which this target was met.

Mr. John Cash
U.S. Securities and Exchange Commission

July 11, 2014

We acknowledge the Staff’s comment regarding disclosure of the adjusted EPS target and hereby confirm that we will disclose the adjusted EPS compensation target and the extent to which this target was met in our future filings.

We also respectfully acknowledge the Staff’s comment regarding disclosure of how difficult it would be for the executive or how likely it would be for the company to have achieved the adjusted EPS compensation and business unit targets.  As discussed above, in future filings we will disclose the adjusted EPS compensation target and the extent to which this target was met.  With respect to the business unit targets, and consistent with our prior correspondence with the Staff and as discussed on pages 42 and 43 of the Proxy Statement, achievement of each of these targets requires superior performance by the named executive officers and their corresponding business units.  More specifically, it has been and will continue to be the practice of the Compensation Committee and our Chief Executive Officer to set all of these targets at levels that will require each named executive officer to expend considerable time and energy and apply exceptional skill and ingenuity to achieve the same.

In future filings we will clarify that, because the Compensation Committee and our Chief Executive Officer expect superior performance on a consistent basis, the named executive officers are expected to achieve all of the objectives set for them at target levels and thereby receive target compensation in consideration thereof.  This is true despite the considerable time and energy and exceptional skill and ingenuity required to achieve target performance.

In addition, in future filings we will provide additional disclosure to enhance the explanation of the level of difficulty of achieving the targets by comparing historical levels of actual performance against target performance.

We hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s efforts to assist us in complying with applicable disclosure requirements and enhancing our overall disclosure. Please contact me at (314) 898-4645 if you have any questions or requests for additional information in connection with our responses.

Sincerely,

/s/ Jan A. Bertsch

Jan A. Bertsch
Executive Vice President and Chief Financial Officer